Exhibit 99.1

Jianpu Technology Inc. Reports First Half Year 2024 Unaudited Financial Results

Beijing, August 23, 2024 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, today announced its unaudited financial results for the first half year ended June 30, 2024.

First Half Year 2024 Operational and Financial Highlights:

•	Total revenues were RMB429.2 million (US$59.1 million) in the first half of 2024, decreasing by 25.3% from RMB574.9 million in the same period of 2023.

•	Income from operations was RMB8.5 million (US$1.2 million) in the first half of 2024, compared with loss from operations of RMB34.2 million in the same period of 2023. The turnaround from an operation loss to an operation income can be attributed to the Company’s continuous focus on businesses optimization and commitment to efficiency improvements.

•	Net income was RMB28.9 million (US$4.0 million) in the first half of 2024, turning from net loss of RMB21.7 million into profit on a year-over-year basis. Net income margin was 6.7% in the first half year of 2024, compared with net loss margin of 3.8% in the same period of 2023.

First Half Year 2024 Financial Results

Total revenues decreased by 25.3% to RMB429.2 million (US$59.1 million) in the first half of 2024 from RMB574.9 million in the same period of 2023.

Revenues from recommendation services decreased by 22.8% to RMB289.7 million (US$39.9 million) in the first half of 2024 from RMB375.2 million in the same period of 2023. The decrease was primarily due to the decrease in revenues from recommendation services for credit cards as a result of the lower marketing budget of credit card issuers, partially offset by the increase in revenues from recommendation services for loans caused by the increase in the number of loan applications.

Revenues from digital intelligence as a service1 decreased by 26.4% to RMB37.3 million (US$5.1 million) in the first half of 2024 from RMB50.7 million in the same period of 2023, primarily due to a gradual shift of the Company’s business model towards cooperation with licensed credit reporting agencies starting from the second half of 2023. Through the cooperation, which is mandated by the relevant PRC regulation, the Company, together with the licensed credit reporting agencies, provides digital intelligence as a service1 to the financial institutions and share the economic interests accordingly. The decline was also partially due to the deconsolidation of Newsky Wisdom Treasure (Beijing) Co., Ltd, or Newsky Wisdom, in the second quarter of 2023.

1 Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Revenues from marketing and other services decreased by 31.4% to RMB102.2 million (US$14.1 million) in the first half of 2024 from RMB149.0 million in the same period of 2023, primarily due to the decreases of the insurance brokerage services and marketing solutions and services provided to telecommunication services providers.

Cost of promotion and acquisition decreased by 38.5% to RMB247.0 million (US$34.0 million) in the first half of 2024 from RMB401.5 million in the same period of 2023. The decrease was primarily due to the decreases in revenues from recommendation services for credit cards and those from marketing and other services, and to a lesser extent, the improvement in operational efficiency resulting from the strategic optimization of business structure.

Cost of operation decreased by 26.8% to RMB28.1 million (US$3.9 million) in the first half of 2024 from RMB38.4 million in the same period of 2023. The decrease was primarily attributable to the decrease in data acquisition costs related to the Company’s digital intelligence as a service1 during its shift of business model, as well as the decrease in software development and maintenance costs due to the deconsolidation of Newsky Wisdom2, partially offset by the increase in call center outsourcing costs.

Sales and marketing expenses were RMB64.4 million (US$8.9 million) in the first half of 2024, remaining relatively stable compared to those of RMB64.7 million in the same period of 2023.

Research and development expenses decreased by 25.6% to RMB37.0 million (US$5.1 million) in the first half of 2024 from RMB49.7 million in the same period of 2023, primarily due to the decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses decreased by 19.5% to RMB44.2 million (US$6.1 million) in the first half of 2024, compared with RMB54.9 million in the same period of 2023. The decrease was primarily due to the decreases in professional fees and allowance for credit losses.

Income from operations was RMB8.5 million (US$1.2 million) in the first half of 2024, compared with a loss from operations of RMB34.2 million in the same period of 2023. Operating income margin was 2.0% in the first half of 2024, compared with a operating loss margin of 5.9% in the same period of 2023. The turnaround from an operation loss to an operation income can be attributed to the Company’s continuous focus on businesses optimization and commitment to efficiency improvements.

Others, net increased by 42.7% to RMB14.7 million (US$2.0 million) in the first half of 2024 from RMB10.3 million in the same period of 2023. The Company recognized a net investment gain of RMB7.8 million from the investment in Conflux Global and other crypto assets, as well as an investment gain of RMB5.9 million resulting from the termination of a non-controlling investment2 in the first half of 2024; while the Company recognized an investment gain of RMB7.1 million resulting from the deconsolidation of Newsky Wisdom2 in the same period of 2023.

1 Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

2 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom, which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom. During the fourth quarter of 2023, the transaction was completed. The investment gain of RMB5.5 million was recognized accordingly.

In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination led to an investment gain of US$0.8 million in January 2024.

Net income was RMB28.9 million (US$4.0 million) in the first half of 2024 compared with a net loss of RMB21.7 million in the same period of 2023. Net income margin was 6.7% in the first half of 2024, compared with a net loss margin of 3.8% in the same period of 2023.

Non-GAAP adjusted net income3, which excluded share-based compensation expenses and investment gain of disposal of subsidiaries and equity investment, was RMB24.3 million (US$3.3 million) in the first half of 2024, compared with a Non-GAAP adjusted net loss3 of RMB26.7 million in the same period of 2023. Non-GAAP adjusted net income margin3 was 5.7% in the first half of 2024 compared with a Non-GAAP adjusted net loss margin3 of 4.6% in the same period of 2023.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, investment gain of disposal of subsidiaries and equity investment, depreciation and amortization, interest income and expenses, and income tax benefits/(expenses) from net income/(loss), for the first half of 2024 was an income of RMB20.6 million (US$2.8 million), compared with a loss of RMB26.7 million in the same period of 2023.

As of June 30, 2024, the Company had cash and cash equivalents, time deposits and restricted cash and time deposits of RMB660.1 million (US$90.8 million) and working capital of approximately RMB362.8 million (US$49.9 million). Compared to those as of December 31, 2023, cash and cash equivalents, time deposits and restricted cash and time deposits decreased by RMB29.6 million.

3 Non-GAAP adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses and investment gain of disposal of subsidiaries and equity investment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net income/(loss). Non-GAAP adjusted net income/(loss) margin equals Non-GAAP adjusted net income/(loss) divided by total revenues.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment gain of disposal of subsidiaries and equity investment. EBITDA represents net income/(loss) before interest income and expenses, income tax benefits/(expenses) from net income/(loss), and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Share Repurchase Program

As previously disclosed, the Company had been authorized to establish a share repurchase program in January 2024, under which the Company may repurchase up to US$3 million of its American depositary shares (“ADSs”) or Class A ordinary shares over the next 12 months. As of August 21, 2024, the Company had repurchased an aggregate of 448,192 of its ADSs and 40,631,775 of its Class A ordinary shares for a total cost of approximately US$1.5 million, including 284,147 ADSs (representing 5,682,940 Class A ordinary shares) and 40,537,205 Class A ordinary shares repurchased from Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.

Subsequent Event

In July 2024, the Group entered into a share transfer agreement with a third party. According to the share transfer agreement, the Group will transfer 100% of the shares of Shanghai Anguo Insurance Brokerage Co., Ltd., or Anguo, which is an insurance brokage company that the Group acquired in December 2019, to the third party. Anguo held less than 10% of the Group’s total assets as of December 31, 2023 and June 30, 2024, and contributed less than 10% of the Group’s revenue for both the year ended December 31, 2023 and the six months ended June 30, 2024. The transaction is expected to be completed in fiscal year 2024.

About Jianpu Technology Inc.

Jianpu Technology Inc. operates a leading open financial technology platform, under Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, the Company offers intelligent and comprehensive search and recommendation results in a seamless, efficient, and secure manner to meet the needs of its diverse audience. The Company also enables financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As the Company expands into FinTech+ ecosystem and broadens its global footprint, it will continue to underscore its dedication to innovation and solidify its influence in the space of financial technology and digital transformation. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income/(loss), each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net income/(loss) help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in income/(loss) from operations and net income/(loss). The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income/(loss) should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income/(loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses and investment gain of disposal of subsidiaries and equity investment. EBITDA represents net income/(loss) before interest income and expenses, income tax benefits/(expenses) from net income/(loss), and depreciation and amortization.

Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses and investment gain of disposal of subsidiaries and equity investment.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this document.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this document and in the attachments is as of the date of this document, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianpu Technology Inc.

(IR) Liting Lu, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands)	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	344,569	312,946	43,063
Time deposits	31,949	32,148	4,424
Restricted time deposits	278,359	280,092	38,542
Accounts receivable, net (including amounts billed through related party of nil and RMB951 as of December 31, 2023 and June 30, 2024, respectively)	161,821	141,699	19,498
Amount due from related parties	155	2,651	365
Prepayments and other current assets	40,209	56,054	7,713
Total current assets	857,062	825,590	113,605
Non-current assets:
Property and equipment, net	11,747	10,432	1,435
Intangible assets, net	17,162	30,959	4,260
Restricted cash and time deposits	34,846	34,924	4,806
Other non-current assets	10,984	24,731	3,403
Total non-current assets	74,739	101,046	13,904
Total assets	931,801	926,636	127,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	236,212	227,193	31,263
Accounts payable (including amounts billed through related party of RMB3,253 and RMB801 as of December 31, 2023 and June 30, 2024, respectively)	106,461	100,915	13,886
Advances from customers	46,142	49,420	6,800
Tax payable	10,304	11,030	1,518
Amount due to related parties	10,623	5,039	693
Accrued expenses and other current liabilities	89,541	69,144	9,515
Total current liabilities	499,283	462,741	63,675
Non-current liabilities:
Deferred tax liabilities	3,405	3,205	441
Other non-current liabilities	11,683	11,173	1,537
Total non-current liabilities	15,088	14,378	1,978
Total liabilities	514,371	477,119	65,653
Shareholders’ equity:
Ordinary shares	286	286	39
Treasury stock, at cost	(72,939)	(71,906)	(9,895)
Additional paid-in capital	1,891,045	1,890,328	260,118
Accumulated losses	(1,450,925)	(1,421,821)	(195,649)
Statutory reserves	2,027	2,027	279
Accumulated other comprehensive income	47,407	50,162	6,903
Total Jianpu’s shareholders’ equity	416,901	449,076	61,795
Noncontrolling interests	529	441	61
Total shareholders’ equity	417,430	449,517	61,856
Total liabilities and shareholders’ equity	931,801	926,636	127,509

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Six Months Ended June 30,
(In thousands except for number of shares and per share data)	2023	2024
	RMB	RMB	US$
Revenues:
Recommendation services [a]	375,172	289,741	39,870
Digital intelligence as a service1 [b]	50,740	37,300	5,133
Marketing and other services	149,009	102,156	14,057
Total revenues	574,921	429,197	59,060
Costs and expenses:
Cost of promotion and acquisition [c]	(401,498)	(247,044)	(33,994)
Cost of operation [d]	(38,353)	(28,122)	(3,870)
Total cost of services	(439,851)	(275,166)	(37,864)
Sales and marketing expenses	(64,690)	(64,366)	(8,857)
Research and development expenses [e]	(49,700)	(37,033)	(5,096)
General and administrative expenses	(54,879)	(44,166)	(6,077)
Income/(Loss) from operations	(34,199)	8,466	1,166
Net interest income	2,034	6,275	863
Others, net	10,295	14,724	2,026
Income/(loss) before income tax	(21,870)	29,465	4,055
Income tax benefits/(expense)	162	(524)	(72)
Net income/(loss)	(21,708)	28,941	3,983
Less: net loss attributable to noncontrolling interests	(512)	(163)	(22)
Net income/(loss) attributable to Jianpu’s shareholders	(21,196)	29,104	4,005

Other comprehensive income
Foreign currency translation adjustments	20,018	2,829	389
Total other comprehensive income	20,018	2,829	389
Total comprehensive income/(loss)	(1,690)	31,770	4,372
Less: total comprehensive loss attributable to noncontrolling interests	(538)	(87)	(12)
Total comprehensive income/(loss) attributable to Jianpu’s shareholders	(1,152)	31,857	4,384

Net income/(loss) per share attributable to Jianpu’s shareholders
Basic	(0.05)	0.07	0.01
Diluted	(0.05)	0.07	0.01
Net income/(loss) per ADS attributable to Jianpu’s shareholders
Basic	(1.00)	1.38	0.19
Diluted	(1.00)	1.34	0.18
Weighted average number of shares
Basic	424,521,907	422,748,795	422,748,795
Diluted	424,521,907	435,934,033	435,934,033

[a] Including revenues from related party of RMB709 and RMB186 for the six months ended June 30, 2023 and 2024, respectively.

[b] Including revenues from related party of RMB1,628 and RMB22 for the six months ended June 30, 2023 and 2024, respectively.

[c] Including cost of promotion and acquisition from related party of RMB8 and RMB819 for the six months ended June 30, 2023 and 2024 respectively.

[d] Including cost of operation from related party of RMB471 and RMB493 for the six months ended June 30, 2023 and 2024, respectively.

[e] Including expenses from related party of RMB256 and RMB38 for the six months ended June 30, 2023 and 2024, respectively.

1 Starting from the first half of 2024, the Company updated the description of its revenue stream “big data and system-based risk management services” to “digital intelligence as a service”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Six Months Ended June 30,
(In thousands)	2023	2024
	RMB	RMB	US$
Net income/(loss)	(21,708)	28,941	3,983
Add: Share-based compensation expenses	2,086	1,165	160
Investment gain of disposal of subsidiaries and equity investment[2]	(7,057)	(5,850)	(805)
Non-GAAP adjusted net income /(loss)[3]	(26,679)	24,256	3,338
Add: Depreciation and amortization	2,216	2,050	282
Net interest income	(2,034)	(6,275)	(863)
Income tax expenses/(benefits)	(162)	524	72
Non-GAAP adjusted EBITDA[4]	(26,659)	20,555	2,829

2 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom, which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom. During the fourth quarter of 2023, the transaction was completed. The investment gain of RMB5.5 million was recognized accordingly.

In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination will lead to an investment gain of US$0.8 million in January 2024.

3 Non-GAAP adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses and investment gain of disposal of subsidiaries and equity investment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net income/(loss). Non-GAAP adjusted net income/(loss) margin equals Non-GAAP adjusted net income/(loss) divided by total revenues.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment gain of disposal of subsidiaries and equity investment. EBITDA represents net income/(loss) before interest income and expenses, income tax benefits/(expenses) from net income/(loss), and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.